UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

July 11, 2024

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Request for Withdrawal of Form 40-APP filed by Unified Series Trust (“Registrant”) (SEC File No. 811-21237 and CIK 0001199046) and Efficient Capital Management, LLC (CIK 0002020262); SEC Accession No. 0001580642-24-002199

Ladies and Gentlemen:

The Registrant filed Form 40-APP for the purpose of requesting exemptive relief for the Efficient Enhanced Multi-Asset Fund in the form of a Manager of Managers Order.

The Form 40-APP was filed and accepted on April 18, 2024. It was mistakenly filed as both an IA and IC filing which generated two File Nos. (812-15566 and 803-00268). Upon review the SEC Staff asked that we withdraw the filing and re-file the Form 40-APP under only an 812 File Number. Accordingly, we request that the Form 40-APP with SEC Accession No. 0001580642-24-002199 be withdrawn.

It is our understanding that this application for withdrawal will be deemed granted as of the date that it is filed with the Commission.

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to: Mr. Martin R. Dean, President, Unified Series Trust

Ms. Cassandra W. Borchers, Esq., Thompson Hine LLP